June 25, 2007

United States
Securities and Exchange Commission
Mail Stop #3561
Washington DC
20549

ATTENTION: Mr. Ethan Horowitz

Dear Sirs:
RE: Modern City Entertainment Inc.
Item 4.01 Form 8-K
Filed June 19, 2007
File No. 000-50468

We are in receipt of your letter dated June 20, 2007 and provide herewith a marked copy of a revised Form 8KA related to our change of auditors which we believe incorporates the required amendments pointed out in your letter.

The amended report has been filed as required.

Further, please accept this letter as a statement from the Company that:

•	The Company recognizes that they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We understand that the Company cannot assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to the matters addressed herein and assure you that we will ensure that more rigorous review procedures will be implemented by management to assure more complete compliance in the future.

Yours truly,

Date June 29, 2007	By:	/s/ William Erfurth
Name William Erfurth
Title President

cc.           Mr. James Vandeberg – Otto Law Group
Mr. Kevin Hanson – Amisano Hanson, Chartered Accountants
Mr. Brad Hacker – Kramer Weisman & Associates, CPA’s